October 30, 2024

Gus Garcia
Co-Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: GSR III Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 25, 2024
           File No. 333-280842
Dear Gus Garcia:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 9, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Conflicts of Interest, page 118

1. We note your response to prior comment 8 and that you are "not aware of any fiduciary duties or contractual obligations of [your] officers or directors that will materially affect [your] ability to identify and pursue business combination opportunities or complete [your] initial business combination." We also note the entities that your directors and officers have legal obligations relating to
       presenting business opportunities, listed on pages 130-131. Please reconcile your disclosure on page 119 and elsewhere as applicable.
 October 30, 2024
Page 2
Officer and Director Compensation, page 125

2. We note your response to prior comment 9. Please revise to disclose here the number of founder shares that you intend to transfer to your independent directors, as disclosed on page 70. In addition, to the extent you do not plan to determine the amount of membership interests in the sponsor that you will issue to independent directors for services as a director prior to this offering, please revise this section to so state. In this regard, we note the disclosure on page 94 and elsewhere that your
       "independent directors will receive for their services as a director an indirect interest in the founder shares through membership interests in GSR Sponsor."

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:   Steven B. Stokdyk, Esq.